Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release August 15, 2011

Seabridge Gold Files Second Quarter 2011 Financial Statements and MD&A

Toronto, Canada…Seabridge Gold announced today that it has filed its Second Quarter Financial Statements and Management’s Discussion and Analysis for the three and six month periods ended June 30, 2011 on SEDAR (www.sedar.com). To review these documents on the Company website, please see
http://www.seabridgegold.net/sharefinrep.php

Highlights of the quarter included:

•  New Preliminary Economic Assessment completed for Courageous Lake
• KSM Preliminary Feasibility Study identifies higher throughput scenarios with significant potential economic benefits
•  Continued exploration at KSM yields positive results
•  Private placement/royalty partnership completed with Royal Gold Inc. for KSM
•  Agreement reached to sell early-stage Nevada exploration properties

Summary Financial Results

For the three month period ended June 30, 2011, the Company reported a net loss of $8.1 million or $0.20 per share compared to a net loss of $1.6 million or $0.04 per share in the comparable quarter of 2010. The $8.1 million loss in the second quarter of 2011 included a $7.1 million charge relating to stock based compensation and included the fair value expense on options that were granted in 2008 but did not vest until June 2011.The Company’s working capital position, at June 30, 2011, was $58.1 million up from $32.0 million at the end of 2010.  Cash and short-term deposits at June 30, 2011 totaled $60.7 million.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s December 31, 2010 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net